ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006
202.857.6000 main 202.857.6395 fax
afslaw.com Ralph De Martino Partner (202) 724-6848 direct rdemartino@afslaw.com

May 11, 2023

Office of Industrial Applications and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St NE
Washington, DC 20549

Attention:	Jane Park
Celeste Murphy

Re: NorthView Acquisition Corporation Registration
       Statement on Form S-4 Filed January 25, 2023
       File No. 333-269417

To Whom It May Concern:

The undersigned serves as counsel to NorthView Acquisition Corporation (“NorthView” or the “Company”). Contemporaneous with the submission of this correspondence, NorthView filed its Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-4 filed on January 25, 2023 (File No. 333-269417). Pursuant to the comments by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), set forth in its letter dated February 21, 2023 (the “Comment Letter”), and addressed to Jack Stover, Chief Executive Officer of NorthView, the Amendment responds to the Staff’s comments included in the Comment Letter. For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and NorthView’s response follows each comment.

Form S-4 Filed January 25, 2023 Cover Page

1.
Please revise the prospectus cover page to disclose the expected ownership percentages in the combined company of NorthView’s public stockholders, the Sponsor and its affiliates and Profusa stockholders. To the extent applicable, disclose the total expected ownership of the Sponsor following the transaction, inclusive of any investments the Sponsor plans to make through financing transactions, such as the PIPE investment.

RESPONSE: We have amended the disclosure on the cover page to include the requested information.

May 11, 2023 Page 2

Questions and Answers about the Business Combination, page xi

2.
Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

RESPONSE: We have amended the disclosures on pages xi and xiii to include the requested information.

3.
Please revise your disclosure in this section and elsewhere in the prospectus as appropriate to highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company would take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

RESPONSE: We have amended the disclosures on pages xi and xiii to include the requested information.

Q: What equity stake will current NorthView stockholders and current Profusa stockholders hold in the combined company...?, page xii

4.	Please disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

RESPONSE: We have amended the disclosures on page xiii to include the requested information.

5.
Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including at least one interim redemption level.

RESPONSE: The Company respectfully submits to the Staff that, subsequent to the filing of the initial Registration Statement, the Company experienced stockholder redemptions such that the impact of any interim redemption level does not appear to be material relative to the No Redemption and Maximum Redemption scenarios and presented in the amended disclosures. However, we have amended the disclosures on page xiii to include the requested information with the exception of the presentation of an interim redemption level.

6.
Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

RESPONSE: We have amended the disclosures on page xiii to include the requested information.

7.
Please clarify, if true, that the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on the company’s additional financing activities. If applicable, please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

RESPONSE: We advise the Staff that Sponsor will not receive additional securities pursuant to an anti-dilution adjustment based on the company’s additional financing activities.

May 11, 2023 Page 3

Q: Do I have redemption rights?, page xvii

8.
Clarify, if true, that holders of your public warrants and holders of warrants through your units cannot exercise redemption rights with respect to the warrants. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

RESPONSE: We have amended the disclosures on page xix to include the requested information.

Summary of the Proxy Statement/Prospectus, page 1

9.
Please revise to expand your descriptions of NorthView and Profusa in this section. Please discuss the types of products and services Profusa provides, how the company generates revenue, and when the company commenced work designing these products and obtained CE approval. Revise to include disclosure that Profusa’s products are currently categorized as Class III medical devices and clarify, if true, that Profusa’s Lumee Oxygen and Glucose products involve the permanent injection of a hydrogel sensor in subcutaneous tissue. Please also balance your disclosure in the Summary and throughout the prospectus to clarify that Profusa sells its oxygen sensor for research use only (RUO) applications in animal models and in vitro testing and that Lumee Glucose is currently an investigative device for research use only.

RESPONSE: We have amended the disclosures on page 1 to include the requested information.

Interests of Certain Persons in the Business Combination, page 4

10.
We note your disclosure that NorthView’s directors will not receive reimbursement for any out-of-pocket expenses incurred by them on incident to identifying, investigating and consummating a business combination. Please revise your disclosure to include the current value of loans extended, fees due, and out-pocket-expenses for which the Sponsor and its affiliates are awaiting reimbursement, including any working capital loans.

RESPONSE: We have amended the disclosures on page 6 to include the requested information.

11.
We refer to your disclosure on page 5 that I-Bankers and Dawson James are entitled to receive a fee of $6,986,250 in connection with the business combination, which appears to suggest that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In this regard, we refer to your disclosure on page 167 that the underwriting fee is equal to 3.68% of the gross proceeds of the public offering.

RESPONSE: We have amended the disclosures on pages 6 and 172 to include the requested information.

Impact of the Business Combination and Convertible Securities on New Profusa’s Public Float, page 6

12.
We note that you plan to arrange to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders under the maximum redemption scenario. Please clarify the current status of discussions and negotiations regarding the contemplated PIPE investment. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders, as applicable.  To the extent that negotiation and marketing processes for a PIPE are ongoing, please disclose material details of those processes, including who selected the potential PIPE investors, the relationships the PIPE investors have to NorthView, the Sponsor, Profusa and their affiliates, and the placement agent and how the terms of the PIPE transaction were determined, as applicable.

RESPONSE: We have amended the disclosures on page 7 to include the requested information.

May 11, 2023 Page 4

13.
Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

RESPONSE: We have amended the disclosures on page xv to include the requested information. The Company supplementally advises the staff that the terms of any private placement have not been agreed to as of the date hereof, and we further represent that such terms will be disclosed in a subsequent amendment to the prospectus/proxy statement.

We depend upon third-party suppliers and outsource to other parties..., page 31

14.
We note your risk factor disclosure that you rely on single and/or sole sources for certain components and materials used in manufacturing your products. Please expand your disclosure to discuss your sources and availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

RESPONSE: We have amended the disclosures on page 33 to include the requested information.

Activities taken by existing NorthView’s stockholders to increase the likelihood of approval of the business..., page 63

15.
We note disclosure here that at any time prior to the special meeting, the Sponsor, NorthView’s officers and directors, advisors or any of their respective affiliates and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of NorthView common stock. You further state that the purpose of the share purchases could be to vote in favor of the business combination. Please provide your analysis on how such purchases comply with Rule 14e-5.

RESPONSE: We have amended the disclosures on pages 69 to address the Staff’s comment.

The Background of the Business Combination, page 95

16.
We note your disclosure on page 97 that NorthView engaged in detailed due diligence and discussions with eight other potential targets and delivered letters of intent to two potential business combination targets, other than Profusa. Please expand your disclosure of these eight potential business combination targets the NorthView Board considered and discuss the NorthView Board’s reasons in reaching its conclusions not to pursue each of the potential business combination target.

RESPONSE: We have amended the disclosures on pages 100 through 104 to include the requested information.

17.
Please identify the individuals and/or parties who participated in the meetings, discussions and negotiations described throughout this section. By way of example only, please identify the representatives of NorthView and Profusa and their advisors who participated in negotiations related to the merger agreement.

RESPONSE: We have amended the disclosures on pages 100 through 104 to include the requested information.

May 11, 2023 Page 5

Financial Projections, page 102

18.
We note that the only revenue recorded by Profusa during the two years ended December 31, 2021 and the nine months ended September 30, 2022 was in the form of government grant revenues. The projections provided assume that revenue will commence in Q4 of 2022 for Lumee Oxygen and Q2 of 2024 for Lumee Glucose. In this regard, please address the following:

•
Please disclose whether these projections still reflect management’s views on future performance. For example, if there has been a change in circumstances which has resulted in changes to when revenue will commence for either product;

•	Please disclose the basis for providing projections for a seven year period given the limited operations of Profusa; and

•	Please explain how management and the Board considered and relied upon the projections. Explain how they assessed their reasonableness, particularly in light of the limited operations of Profusa.

RESPONSE: We respectfully acknowledge the Staff’s comment.  Profusa is currently in the process of preparing updated projections and will provide such updated projections, as well as modified disclosure in response to the Staff’s comment, in a subsequent amendment when the updated projections are available.

19.
The projections show significant increases in revenues from $5 million in 2023 to $73 million in 2024 well as further significant increases to $175 million in 2025 and $354 million in 2026. Given the limited operations of Profusa, we would expect detailed disclosures in order for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations of the projections. In this regard, please address the following:

•
Please separately identify the projected revenue estimates for Lumee Oxygen and Lumee Glucose for each year. Specifically for each product, please also discuss all material assumptions and the basis for those assumptions used to develop the projections, including when each projection assumes each product candidate will obtain regulatory approval by market, the length of time from approval to commercial availability, assumptions about market acceptance / penetration rates, market growth rates, the impact of competition, and any other factors or contingencies that would affect the projections from materializing. To the extent the projections are based on multiple scenarios, discuss that fact, identify the various scenarios used, and how each scenario was weighted;

•
Lumee Glucose revenue numbers are cross-referenced and viability-checked with the patient launch numbers for an existing competitor Abbott. The patient numbers for Abbott at the end of 2018 after their launch in 2017 are also disclosed. Please further clarify how the numbers for Abbott were relied upon in coming up with these projections. Please address the reasonableness of referencing Abbott’s patient launch numbers and address any limitations in relying on these numbers given that Abbott is an established, well-known international company with $43B in revenues; and

•
We note the discussion of various collaborations and partnerships which are expected to increase revenue.  Please further clarify the assumed impact of these on the projected revenue amounts and your basis for these assumptions.

RESPONSE: We respectfully acknowledge the Staff’s comment.  Profusa is currently in the process of preparing updated projections and will provide such updated projections, as well as modified disclosure in response to the Staff’s comment, in a subsequent amendment when the updated projections are available.

May 11, 2023 Page 6

20.
Please expand your disclosures to define EBITDA and Net Cash Flows and provide detailed information as to how these financial measures were calculated. Provide a description of the GAAP financial measures to which these measures are most closely related and explain why non-GAAP financial measures were used instead of GAAP measures.

RESPONSE: We respectfully acknowledge the Staff’s comment.  Profusa is currently in the process of preparing updated projections and will provide such updated projections, as well as modified disclosure in response to the Staff’s comment, in a subsequent amendment when the updated projections are available.

21.
Please disclose the material assumptions underlying your projected EBITDA and Net Cash Flow and explain the basis for those assumptions. This disclosure should include a discussion of the material underlying projected cost of sales, operating expenses and other expenses which are reflected in the determination of EBITDA and net cash flow.

RESPONSE: We respectfully acknowledge the Staff’s comment.  Profusa is currently in the process of preparing updated projections and will provide such updated projections, as well as modified disclosure in response to the Staff’s comment, in a subsequent amendment when the updated projections are available.

Material U.S. Federal Income Tax Considerations, page 119

22.
Please revise to include a tax opinion covering the material tax consequences of the redemption and state that the disclosure in this section represents the opinion of counsel. Please also remove language stating that “generally” certain tax consequences will apply or assuming certain consequences. For further guidance, see Staff Legal Bulletin No. 19.

RESPONSE: ArentFox Schiff LLP is providing, on supplemental basis, a draft opinion as Exhibit A hereto that is intended to comply with the requirements of the referenced Staff Legal Bulletin. We confirm that final, executed opinion will be filed as exhibits to the Registration Statement prior to effectiveness.

Unaudited Pro Forma Condensed Combined Financial Information Description of the Transactions, page 126

23.
The second bullet on this page indicates that Profusa’s equityholders and holders of convertible promissory notes will receive or have the right to receive an aggregate of 15.5 million shares of New Profusa common stock.  Please clarify in your disclosures how this 15.5 million shares corresponds to the shares of New Profusa’s common stock shown under the no redemption and maximum redemption scenarios. Also, explain why the number of shares issued to the Profusa equity holders under the no redemption scenario differs from the number of shares issued under the maximum redemption scenario.

RESPONSE: We have amended the disclosures on pages 134 to 136 to include the requested information.

24.
With reference to the key terms of Merger Agreement as set forth on page 99, please reconcile the disclosures surrounding the financial inducement to meet minimum cash requirements as presented in the 3rd bullet on page 99 to your disclosures on page 127 which indicates that the Sponsor has agreed to forfeit up to 1,040,000 shares of NorthView common stock.

RESPONSE: We have amended the disclosures on pages 134 to 136 to include the requested information.

Accounting for the Business Combination, page 127

25.
We note that the merger will be accounted for as a reverse recapitalization with Profusa being the accounting acquirer. With reference to the fact that Profusa shareholders will only have a 35.9% ownership interest in the combined entity in the no redemption scenario, please provide the basis for this determination. Refer to ASC 805-10-25-5 and 810-10-15-8.

RESPONSE: The Company respectfully advises the Staff that subsequent to the filing of the initial Registration Statement, the Company experienced stockholder redemptions such that Profusa shareholders are expected to have a 61.0% ownership interest in the combined entity assuming a no redemption scenario. Accordingly, under either scenario, Profusa shareholders will have majority ownership of New Profusa, and, therefore, reverse recapitalization treatment is appropriate.

May 11, 2023 Page 7

26.
We note that the unvested Milestone Earnouts, Sponsor Inducement Recoupment Earnouts and Profusa Inducement Recoupment Earnouts are expected be classified as equity measured at fair value as at the date of the Merger, with no subsequent remeasurement at each reporting date. Please expand your disclosures to address the primary factors which led to the equity classification determination.  Refer to ASC 480 and 815-40.   Also address your consideration of whether the arrangements were compensation arrangements under ASC 718. Finally, disclose the fair value of these earnouts and how such fair value was determined.

RESPONSE: We have amended the disclosures on pages 136 and 137 to include the requested information.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 130

27.
We note that one of the conditions to closing the business combination is that cash on hand will not be less than $15,000,000. Please disclose this condition and clarify how this condition is met under the maximum redemption scenario given the $5,937,000 pro forma cash balance as of September 30, 2022.

RESPONSE: The Company respectfully advises the Staff that additional PIPE financing, as included in the revised pro forma condensed combined balance sheet, is expected to enable the Company to meet the minimum cash requirement of $15,000,000. We have also amended the disclosures on pages 139 and 145 to include the requested information.

28.
We note that NorthView’s and Profusa’s respective obligations to consummate the business combination are conditioned on NorthView having at least $5,000,001 of net tangible assets as of Closing. Please expand your disclosures to discuss this condition, quantify the net tangible assets under each scenario and indicate how you calculated such amounts.

RESPONSE: We have amended the disclosures on page 136 to include the requested information.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 132, page 132

29.
Given the conversion of the convertible notes payable in adjustment (N), it is not clear why there is no corresponding adjustment to interest expense. Please advise or revise as necessary. Please also address your consideration of adjusting for the gain (loss) on change in the fair value of derivative liabilities which appear to relate to these same notes payable.

RESPONSE: The Company respectfully advises the Staff that until their modification on September 27, 2022, Profusa’s Senior Notes did not contain a provision under which these notes would be convertible into common shares upon a deSPAC transaction. The Company determined that in absence of a provision for conversion of the Senior Notes upon a deSPAC transaction, the Senior Notes would remain repayable in cash, based on their terms, rather than converted into common shares of the Company upon a deSPAC transaction. Accordingly, the Company concluded that it is appropriate to not include adjustment for the interest expense related to the Senior Notes until their modification on September 27, 2022. We also advise that the interest expense incurred with respect to the Senior Notes between September 27, 2022 and September 30, 2022 was immaterial. We included a pro forma adjustment (CC) to the condensed combined statement of operations for the year ended December 31, 2022 on page 141 and 143 that eliminates the interest expense incurred on Profusa’s convertible notes following their modification which adds a provision for conversion of these notes upon a deSPAC transaction.

We also respectfully advise the Staff that both the Junior Notes and Senior Notes were subsequently modified, on November 7, 2022, to include automatic conversion of all convertible notes payable into common shares of the Company at a stated price, and, at the same time, removed the feature that gave rise to the derivative liability associated with the Senior Notes. Accordingly, no adjustments with respect to the derivative liabilities are necessary for the unaudited pro forma condensed combined balance sheet and statement of operations for the year ended December 31, 2022.

May 11, 2023 Page 8

30.
Please help us understand why the proforma combined columns, which assume that the transaction took place on January 1, 2021, reflect basic and diluted weighted average shares outstanding, common stock subject to possible redemption instead of just basic and diluted weighted average shares outstanding, common stock. It would appear that there would no longer be common stock subject to redemption.

RESPONSE: We have corrected the presentation of weighted average shares outstanding in the proforma combined columns on page 141.

31.
We note that the weighted average shares outstanding of Profusa common stock used for purposes of determining net loss per share amounts are not the same as the total shares expected on the closing of the Business Combination as reported on page 129. We also note the amount of issued and outstanding shares referenced in your pro forma common stock balance sheet line item on page 138 is also different. Please explain these apparent discrepancies or revise your disclosures accordingly.

RESPONSE: The Company respectfully advises the staff that the total shares expected on the closing of the Business Combination include common shares previously issued to a shareholder of Profusa upon early exercise of an option in exchange for a non-recourse promissory note. Since such shares are legally outstanding, they are included in the total share count upon the closing of the Business Combination. However, for accounting purposes, the issuance of common stock upon early exercise of options is disregarded, because the shares are issued in exchange for a non-recourse promissory note, and such shares are not included in the calculation of loss per share. Accordingly, the shares issued upon early exercise of options in exchange for promissory note are excluded from the calculations of pro forma net loss per share and book value per share..

32.
We refer you to adjustment DD. With reference to the Milestone Earnouts and Profusa Inducement Recoupment terms and conditions, please provide your basis for recognizing issuances under these agreements.

RESPONSE: The Company respectfully advises the staff that the Company considers the Milestone Earnouts and Profusa Inducement Recoupment Earnouts to represent instruments that will be automatically issued to the shareholders of Profusa upon closing of the Business Combination, resulting in certain value (embedded in these instruments) being transferred from Profusa to its shareholders. Because Profusa’s shareholders are automatically entitled to these instruments upon closing of the Business Combination, the Company considers that these instruments will have been issued to the shareholders of Profusa immediately upon the closing of the Business Combination. The Company also believes that within the context of reverse recapitalization, such transfer of value from Profusa to its shareholders represents a deemed dividend.

Comparative Per Share Data, page 137, page 137

33.	In regards to your table, please address the following:

•
Certain amounts do not agree to the amounts presented on your pro forma statements of operations beginning on page 132. Please advise or revise as necessary. For example, there appear to be differences in the NorthView’s historical net income (loss) per share amounts as well as the pro forma combined weighted average shares outstanding;

•	Please explain how you determined the exchange ratio for purposes of determining the Profusa equivalent pro forma per share data amounts; and

•	It is not clear what the weighted average shares outstanding amounts of 8,381,948 under the pro forma equivalent pro forma per share data represents. Please revise or advise as necessary.

RESPONSE: We have corrected the amounts presented on page 145 to align with those included in the pro forma statement of operations on page 141 in response to the Staff’s comments. We also respectfully advise the Staff that the same exchange ratio is applied in the revised comparative per share data for determining the Profusa equivalent pro forma per share data amounts as was used for calculating the conversion of Profusa’s common stock and preferred stock upon the closing of the Merger. We have also revised footnote 4 to the comparative per share data table on page 146 to provide an explanation for the calculation of the Profusa equivalent of weighted average shares outstanding of New Profusa common stock, basic and diluted.

May 11, 2023 Page 9

Profusa’s Business, page 171

34.
Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by limb ischemia, perfusion, Rutherford Scale, interstitial, tomographic, angiographic, thermistor, oximetry, hemodynamic and diabetes mellitus.

RESPONSE: We have revised the disclosures on pages 2, 183, 186, 189 and 195 in response to the Staff’s comments.

35.
We note your prominent disclosure on page 171 of “sophisticated investors from Asia who already see the far-reaching benefit of Profusa’s platform” and have invested in its development to date. Please expand your disclosure to identify such investors, describe their investments in the company and clarify the current status of discussions and negotiations and any agreements such investors have entered into any agreements with Profusa. We refer to your disclosure on 206 relating to a binding term sheet for the APAC Joint Venture with certain institutional investors.

RESPONSE: We have amended the disclosures on page 179 to include the requested information.

36.
We note your disclosure on page 185 that your products are currently categorized as Class III devices. In an appropriate section of your prospectus, please describe the briefly discuss the FDA’s regulation of medical devices and the classification of medical devices into one of three classes (Class I, Class II and Class III) depending on its level of risk.

RESPONSE: We have revised the disclosures on pages 196 and 197 to included the requested information.

37.
We refer to your disclosure on page 184 that Profusa anticipates initiating its commercialization efforts for its Lumee Oxygen product beginning in early 2023 followed by FDA approval of Lumee Glucose in 2024.  You also disclose on page 171 that Profusa’s business plans are anchored by the “near-term launch” of Lumee Oxygen and refer to the company as a commercial-stage digital health and medical technology company on page 192. Please revise to disclose that Profusa’s business plans for its two lead products in the US remain subject to regulatory approval. Please also balance your disclosure with equally prominent disclosure of the limitations and challenges Profusa faces in implementing its business strategy and gaining regulatory acceptance, including the implications if the company does not receive approval under the Section 510(k) regulatory pathway.  We also note your disclosure that Profusa has not yet commercialized its Lumee Oxygen product in Europe since receiving its CE Mark in January 2020, that Profusa’s Lumee Oxgyen recently completed the pilot phase of its clinical study, and that the company’s oxygen sensor and glucose monitoring device are currently for research use only applications.

RESPONSE: We have revised the disclosures on pages 180, and 196 to 202 in response to the Staff’s comments.

Short-Term Opportunity with Lumee Oxygen and Lumee Glucose, page 177

38.
We note your disclosure that the total market size of telemedicine platforms has increased to over $80 billion in 2021 with the market for remote coaching platforms growing to just under $14 billion. Please revise to disclose the estimated total addressable market for glucose and oxygen monitoring devices in the U.S. and Europe.

RESPONSE: We have amended the disclosures on page 185 and 186 to include the requested information.

May 11, 2023 Page 10

Profusa’s Product Path and Clinical Programs, page 179

39.
We note your disclosure that no device-related serious adverse events were observed with respect to your Lumee Oxygen and Lumee Glucose clinical studies. You also disclose on page 184 that all reported adverse events related to Lumee Glucose had been considered expected. For each clinical study, please disclose the number and type of adverse events observed and whether any subjects explanted the devices following the trials.

RESPONSE: We have amended the disclosures on pages 188 to 190 to include the requested information.

40.
We refer to your disclosure on page 180 that you are developing a next generation prototype of Lumee Oxygen in various anatomical locations and usability data in healthy adult volunteers in daily life. Please expand your disclosure of the new generation prototype and disclose whether you expect such next generation device to require a prior de novo classification grant, 510(k) clearance or a PMA from the FDA.

RESPONSE: Profusa respectfully advises the Staff that no design changes to Lumee Oxygen will occur prior to regulatory approval of the current existing device in the United States.  Following regulatory approval, Profusa will evaluate design changes for a next generation device and determine at that time what type of regulatory clearance is required.  We have revised the disclosure on page 189 to clarify.

Lumee Glucose Clinical Study History, page 181

41.
Please expand your disclosure relating to the Lumee Glucose studies to clarify whether the studies were powered for statistical significance; discuss the p-values and statistical significance, as applicable, and the age range of participants; and revise your characterizations for the clinical studies to discuss the data, rather than drawing conclusions from the results. Please also explain the difference color coding used to label sections A through E in the graphics on pages 183 and 184.

RESPONSE: We have amended the disclosures on pages 190 to 193 to include the requested information.

Commercial Strategy, page 183

42.
We note your disclosure that Profusa has been featured in more than 25 publications in peer-reviewed journals and public presentations of its science and product applications to date. Please clarify whether Profusa commissioned or if any Profusa employees were involved in such publications and presentations.

RESPONSE: Profusa respectfully advises the Staff that none of these publications were commissioned by Profusa.  Certain of these publications involved one or more Profusa service providers as co-authors, but none of such publications were written at the direction of Profusa management.

43.
We note your references to your investment in and access to key opinion leaders on pages 184 and 192. We also refer to disclosure that you will sell your products directly to facilities based on the endorsement of key opinion leaders and that certain key opinion leaders have already used Lumee Oxygen on a trial basis in Europe. If material, please include disclosure that describes the role or function of your key opinion leaders, how the key opinion leaders are selected and compensated and whether there are any rules or procedures governing such key opinion leaders.

RESPONSE: Profusa respectfully advises the Staff that Key Opinion Leaders were selected based on their knowledge of relevant subject matter, but also with regards to their level of influence in promoting emerging breakthrough technologies, such as Profusa’s, within the larger academic (PAD and diabetes researchers) or professional communities (vascular surgeons, radiologists, diabetologists, endocrinologists) that are pertinent to successful product launch.  Key Opinion Leaders have, in some cases, received equity in Profusa as part of a stock option plan, though this is so far limited to U.S.-based physicians who provided their expertise with regards to Lumee Oxygen only.  Profusa does not believe these matters are material to an investor’s understanding of Profusa’s business.

May 11, 2023 Page 11

Intellectual Property, page 185

44.
We note your disclosure that Profusa has 22 issued U.S. patents, 69 rest-of-world patents, 14 pending U.S. patents and 61 pending rest-of-world patents.  Please revise to identify for each material patent and pending patent, as applicable, the scope and technology of each patent or patent application, whether the patents are owned or licensed, the type of patent protection, jurisdiction and expiration dates. In this regard, consider using tabular disclosure in addition to the narrative for ease of use.

RESPONSE: We have revised the disclosures on page 194 and 195 in response to the Staff’s comments.

Competition, page 186

45.
We refer to your disclosure relating to your competitors who have also developed digital angiography devices and continuous glucose monitoring devices. Please disclose whether any of your competitors have digital health devices that also provide biochemical data in real time. You also disclose on page 177 that the second phase of launching Profusa’s glucose product for the diabetes market will expand beyond the current Type 1 diabetes population to include patients with Type 2 diabetes and the prediabetes populations. Please disclose whether any of your competitors have developed or are developing glucose monitoring devices targeting Type 2 diabetes and prediabetes populations as well.

RESPONSE: We have revised the disclosures on page 195 in response to the Staff’s comments.

Beneficial Ownership, page 204

46.	Please revise to identify the natural persons who are the beneficial owners of the shares held by BC hSensor Limited, Carbis Bay Limited and Tasly (International) Healthcare Capital Company Limited.

RESPONSE: We respectfully acknowledge the Staff’s comment.  Profusa is currently in the process of collecting the requested information from these stockholders and will provide such information in a subsequent amendment.

* * * * *

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment. We expect to file a Rule 461 request as soon as the Staff confirms that it has no further comments.

Respectfully submitted,

Ralph V. De Martino

RVD/mc
cc: Jack Stover

Exhibit A

[●], 2023

NorthView Acquisition Corp.
207 West 25th St, 9th Floor
New York, NY 10001

Re:  Registration Statement on Form S-4

Ladies and Gentlemen:

We have acted as counsel to NorthView Acquisition Corp., a Delaware corporation (the “Parent”), in connection with the negotiation and execution of Merger Agreement and Plan of Reorganization, dated as of November 7, 2022, by and among Parent, NV Profusa Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and Profusa, Inc., a California corporation (the “Company”) (the “Agreement”), pursuant to which Merger Sub will merge with and into the Company with the Company surviving the merger (the “Merger”). Reference is made to the Registration Statement on Form S-4 of Parent, including joint proxy statement/prospectus forming a part thereof, initially filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), on [●] (as amended or supplemented through the date hereof, the “Registration Statement”), relating to the Merger. Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

In providing our opinion, we have examined the Agreement, the Registration Statement, and such other documents as we have deemed necessary or appropriate for purposes of this opinion (collectively, the “Documents”).  In our examination of the Documents, we have assumed, without independent verification, (i) their completeness and authenticity, (ii) that each of the Documents has been or will be duly authorized and executed in the form as examined by us and will be binding upon all parties thereto, (iii) the parties to each agreement have complied, and will comply, with all of their respective covenants, agreements and undertakings contained therein, (iv) that the transactions provided for by each agreement were and will be carried out in accordance with their terms, (v) that the Merger will be consummated in compliance with the Agreement, and (vi) that the parties to the Merger Agreement have no plan or intention to waive or modify, and have not waived or modified, any of the material terms or conditions in the Agreement.  We are relying upon the accuracy of any representations or statements made that are qualified by the maker’s knowledge or belief as if such representations or statements were made without such qualification. We have also assumed that as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of, any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement. We have not been asked to and have not attempted to verify any facts, information, warranties or representations (collectively “statements”) through independent investigation and are assuming that each is true, correct and complete as of the date hereof and that no actions inconsistent with such statements have occurred or will occur.

Based on and subject to the foregoing, the qualifications, exceptions, assumptions, qualifications and limitations contained herein and in the Registration Statement, it is our opinion that the statements in the Registration Statement set forth under the caption “Material U.S. Federal Income Tax Consequences—Tax Consequences to Holders Electing to Exercise Redemption Rights,” to the extent that they constitute descriptions or summaries of material U.S. federal income tax considerations for holders of public shares of NorthView Common Stock with respect to the exercise of their redemption rights, are accurate in all material respects.

We express no opinion on any issue relating to the tax consequences of the transactions contemplated by the Agreement or the Registration Statement other than the opinion set forth above, nor do we express any opinion on any other issue relating to the Company or to any investment therein or under any other law.  In addition, we express no opinion as to the tax treatment of any conditions existing at the time of, or effects resulting from, transactions that are not specifically addressed herein.

Our opinion is based upon the Code, the Income Tax Regulations promulgated thereunder, and administrative and judicial determinations, all as of the date hereof and all of which are subject to change either prospectively or retroactively.  In addition, our opinion is based upon our knowledge of the facts as of the date hereof. If (i) the relevant facts at the time of closing differ from those represented to us in the Representation Certificates or reflected in the Documents, (ii) the Merger is completed under terms not contained in the Agreement, (iii) our assumptions prove to be untrue, or (iv) the existing authorities are modified by legislative, administrative or judicial action, our conclusions may differ and our opinion may not be relied upon. Furthermore, by rendering this opinion, we undertake no responsibility to provide a revised opinion or other advice, and we assume no duty to communicate with you with respect to any new developments in the application or interpretation of the federal income tax laws.

You should be aware that no ruling has been sought or obtained from the Internal Revenue Service (the “Service”) as to the federal income tax consequences of any aspect of the exercise of redemption rights by holders of public shares of NorthView Common Stock and that our opinion is not binding on the Service. You should also be aware that there can be no assurance, and none is hereby given, that the Service will not take a position contrary to the position reflected in our opinion, or that our opinion will be upheld by the courts if challenged by the Service.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the “Material U.S. Federal Income Tax Consequences” section in the Registration Statement. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

ArentFox Schiff LLP